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02003382

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52461

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2001** AND ENDING **12/31/2001**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Liquidnet, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

498 Seventh Avenue, 12th
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric LeGoff **646-674-2020**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)



OATH OR AFFIRMATION

I, Eric LeGoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Liquidnet, Inc., as of December 31, 2001 and 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

COO

Title

Notary Public

KEVIN C. HELD
Notary Public, State of New York
No. 4987491
Qualified in Suffolk County
Commission Expires October 15, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) *A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.*
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liquidnet, Inc.

Statement of Financial Condition

December 31, 2001

Contents



Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
Liquidnet, Inc.

We have audited the accompanying statement of financial condition of Liquidnet, Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Liquidnet, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 7, 2002

Liquidnet, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 2,442,802
Receivable from clearing broker	1,680,115
Other assets	3,799
Total assets	$ 4,126,716
Liabilities and stockholder's equity	
Liabilities:	
Accrued expenses and other payable	$ 39,623
Income taxes payable to Parent	503,836
Due to Parent	228,479
Total liabilities	771,938
Stockholder's equity:	
Common stock, $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	2,749,999
Retained earnings	604,778
Total stockholder's equity	3,354,778
Total liabilities and stockholder's equity	$ 4,126,716

See accompanying notes.

Liquidnet, Inc.

Notes to Statement of Financial Condition

December 31, 2001

1. Organization and Nature of Operations

Liquidnet, Inc. (the "Company") was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the "Parent"). The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system to facilitate the trading of equity securities.

2. Summary of Significant Accounting Policies

Use of Estimates

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates and assumptions used in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash Equivalents

The Company considers overnight deposits, certificates of deposit and all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company follows with Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

2. Summary of Significant Accounting Policies (continued)

In addition, the Company files a consolidated federal and combined state income tax return with its Parent. An informal tax sharing agreement exists between the Company and the Parent. The income tax assets and liabilities for the Company are calculated on a separate company basis.

Receivable from Clearing Broker

Receivable from clearing broker represents amounts on deposit with the Company's clearing broker and commissions receivable for customer security transactions. In accordance with the Clearing Agreement, the Company has agreed to indemnify its clearing broker for any losses it may sustain relating to the Company's customer brokerage activities. All amounts due from the clearing broker are available to satisfy the Company's obligations to its clearing broker.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered to be financial instruments and are carried at amounts that approximate their respective fair values.

3. Net Capital Requirements

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC. At December 31, 2001, the Company's net capital was $3,302,623 which was $3,251,135 in excess of its minimum requirement of $51,488. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.23 to 1.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3.

4. Income Taxes

Due to the operating losses incurred during the period January 10, 2000 (inception) through December 31, 2000, the Company had no federal income tax expense and state and local taxes were computed on a basis other than income. The Company recorded a valuation allowance against its net operating loss carry forwards at December 31, 2000 since management did not believe the Company met the "more likely than not" criteria in SFAS No. 109.

As of December 31, 2001, the Company has fully utilized its net operating loss carry forwards for federal, state and local income tax purposes. The Company has no deferred income tax expense or benefit or corresponding deferred income tax asset or liability as of December 31, 2001. The income tax rate for the year ended December 31, 2001 differs from the federal statutory rate due to state and local taxes and net operating loss.

Although the Company files a consolidated federal and combined state and local returns with its Parent, the income tax expense recorded on the Company's book is computed on a separate company basis. This expense is recorded as payable to the Parent and is reflected as such on the statement of financial condition.

5. Related Party Transactions

The Company has entered into a services and expense agreement with its Parent whereby the Company reimburses its Parent for certain direct expenses of the Company and pays an administrative fee for certain overhead costs. At December 31, 2001, the Company owed $228,479 to the Parent pursuant to this agreement.

Officers and employees of the Company are covered under the Parent's stock option plan. As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", the Parent has elected to follow Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB 25"). Under APB 25, the Parent or the Company has not recognized any compensation cost for options issued to its employees under the existing stock option plan because the exercise price of the options granted equal the estimated fair value of the underlying stock on the date of grant.

6. Subsequent Events

On January 31, 2001, the Parent issued 860,704 shares of its Series C Convertible Preferred Stock ("Series C Preferred Stock") for an original stated liquidation preference value of $10,000,003 ($11.618 per share). The holders of a majority of the outstanding shares of Preferred Stock can require the Parent to redeem all Preferred Stock at an amount equal to the issuance price plus accrued dividends at the annual rate of 9%. These redemption rights may be exercised no earlier than January 1, 2005.

Each share of Series C Preferred Stock is convertible into one share of Common Stock of the Parent at a conversion price of $11.618 per share. Upon any conversion of the Series C Preferred Stock, all accrued and unpaid dividends are forgiven by the holder.

STATEMENT OF FINANCIAL CONDITION

Liquidnet, Inc.

December 31, 2001
with Report of Independent Auditors